Exhibit 11.1

ENERGY SEARCH, INCORPORATED
COMPUTATION OF EARNINGS PER SHARE COMMON SHARE

Year Ended December 31, 2000
BASIC EARNINGS (LOSS) PER SHARE
Net (loss)	(6,858,062)
Payment of dividends on preferred stock	(398,217)
Shares
Weighted average shares outstanding	4,487,244
Basic (loss) per share	(1.62)

DILUTED EARNINGS (LOSS) PER SHARE
Net (loss)	(6,858,060)
Payment of dividends on preferred stock	(398,217)
Shares
Weighted average shares outstanding	4,487,244
Diluted (loss) per share	(1.62)